UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    ) *

Chindata Group Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

16955F107**

(CUSIP Number)

Zeta Cayman Limited

4th Floor, Harbour Place

103 South Church Street

P.O. Box 10240

Grand Cayman KY1-1002

George Town

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

The CUSIP number of 16955F107 applies to the American depositary shares (“ADSs”) of Chindata Group Holdings Limited, a Cayman Islands company (the “Company”). Each ADS represents two Class A ordinary shares, par value US$0.00001 per share (the “Class A Ordinary Shares”) of the Company.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16955F107	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS. Zeta Cayman Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,290,887 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 55,290,887 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,290,887 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (3) (representing 7.5% of the total issued and outstanding ordinary shares of the Company) (4)
14	TYPE OF REPORTING PERSON (see Instructions) CO

(1)	Representing Class A Ordinary Shares directly held by Zeta Cayman Limited (“Zeta”).
(2)

Zeta may be deemed to be part of the Rollover Shareholder Group (as defined below) as described in Item 5 below. As discussed in Item 5 of this Schedule 13D, Zeta expressly disclaims beneficial ownership of, and the amounts reflected herein do not include, any Ordinary Shares owned by the Other Rollover Shareholders (as defined below).

(3)	This percentage is calculated based on a total of 406,539,105 Class A Ordinary Shares outstanding as of August 11, 2023, based on information received from the Company.
(4)

This percentage is calculated based on a total of 733,200,606 ordinary shares outstanding as of August 11, 2023, based on information received from the Company, comprised of (i) 406,539,105 Class A Ordinary Shares and (ii) 326,661,501 Class B Ordinary Shares.

CUSIP No. 16955F107	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS. Einstein Cayman Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,290,887 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 55,290,887 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,290,887 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (3) (representing 7.5% of the total issued and outstanding ordinary shares of the Company) (4)
14	TYPE OF REPORTING PERSON (see Instructions) CO, HC

(1)	Representing Class A Ordinary Shares Company directly held by Zeta.
(2)

Zeta may be deemed to be part of the Rollover Shareholder Group as described in Item 5 below. As discussed in Item 5 of this Schedule 13D, Zeta expressly disclaims beneficial ownership of, and the amounts reflected herein do not include, any Ordinary Shares owned by the Other Rollover Shareholders.

(3)	This percentage is calculated based on a total of 406,539,105 Class A Ordinary Shares outstanding as of August 11, 2023, based on information received from the Company.
(4)

This percentage is calculated based on a total of 733,200,606 ordinary shares outstanding as of August 11, 2023, based on information received from the Company, comprised of (i) 406,539,105 Class A Ordinary Shares and (ii) 326,661,501 Class B Ordinary Shares.

CUSIP No. 16955F107	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS. SK Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,290,887 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 55,290,887 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,290,887 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (3) (representing 7.5% of the total issued and outstanding ordinary shares of the Company) (4)
14	TYPE OF REPORTING PERSON (see Instructions) CO, HC

(1)	Representing Class A Ordinary Shares directly held by Zeta.
(2)

Zeta may be deemed to be part of the Rollover Shareholder Group as described in Item 5 below. As discussed in Item 5 of this Schedule 13D, Zeta expressly disclaims beneficial ownership of, and the amounts reflected herein do not include, any Ordinary Shares owned by the Other Rollover Shareholders.

(3)	This percentage is calculated based on a total of 406,539,105 Class A Ordinary Shares outstanding as of August 11, 2023, based on information received from the Company.
(4)

This percentage is calculated based on a total of 733,200,606 ordinary shares outstanding as of August 11, 2023, based on information received from the Company, comprised of (i) 406,539,105 Class A Ordinary Shares and (ii) 326,661,501 Class B Ordinary Shares.

CUSIP No. 16955F107	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS. Datos, Inc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,290,887 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 55,290,887 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,290,887 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (3) (representing 7.5% of the total issued and outstanding ordinary shares of the Company) (4)
14	TYPE OF REPORTING PERSON (see Instructions) CO, HC

(1)	Representing Class A Ordinary Shares directly held by Zeta.
(2)

Zeta may be deemed to be part of the Rollover Shareholder Group as described in Item 5 below. As discussed in Item 5 of this Schedule 13D, Zeta expressly disclaims beneficial ownership of, and the amounts reflected herein do not include, any Ordinary Shares owned by the Other Rollover Shareholders.

(3)	This percentage is calculated based on a total of 406,539,105 Class A Ordinary Shares outstanding as of August 11, 2023, based on information received from the Company.
(4)

This percentage is calculated based on a total of 733,200,606 ordinary shares outstanding as of August 11, 2023, based on information received from the Company, comprised of (i) 406,539,105 Class A Ordinary Shares and (ii) 326,661,501 Class B Ordinary Shares.

CUSIP No. 16955F107	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS. KTCU Global Partnership Private Equity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,290,887 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 55,290,887 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,290,887 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (3) (representing 7.5% of the total issued and outstanding ordinary shares of the Company) (4)
14	TYPE OF REPORTING PERSON (see Instructions) PN, HC

(1)	Representing Class A Ordinary Shares directly held by Zeta.
(2)

Zeta may be deemed to be part of the Rollover Shareholder Group as described in Item 5 below. As discussed in Item 5 of this Schedule 13D, Zeta expressly disclaims beneficial ownership of, and the amounts reflected herein do not include, any Ordinary Shares owned by the Other Rollover Shareholders.

(3)	This percentage is calculated based on a total of 406,539,105 Class A Ordinary Shares outstanding as of August 11, 2023, based on information received from the Company.
(4)

This percentage is calculated based on a total of 733,200,606 ordinary shares outstanding as of August 11, 2023, based on information received from the Company, comprised of (i) 406,539,105 Class A Ordinary Shares and (ii) 326,661,501 Class B Ordinary Shares.

CUSIP No. 16955F107	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS. IMM Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,290,887 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 55,290,887 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,290,887 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (3) (representing 7.5% of the total issued and outstanding ordinary shares of the Company) (4)
14	TYPE OF REPORTING PERSON (see Instructions) CO, IV

(1)	Representing Class A Ordinary Shares directly held by Zeta.
(2)

Zeta may be deemed to be part of the Rollover Shareholder Group as described in Item 5 below. As discussed in Item 5 of this Schedule 13D, Zeta expressly disclaims beneficial ownership of, and the amounts reflected herein do not include, any Ordinary Shares owned by the Other Rollover Shareholders.

(3)	This percentage is calculated based on a total of 406,539,105 Class A Ordinary Shares outstanding as of August 11, 2023, based on information received from the Company.
(4)

This percentage is calculated based on a total of 733,200,606 ordinary shares outstanding as of August 11, 2023, based on information received from the Company, comprised of (i) 406,539,105 Class A Ordinary Shares and (ii) 326,661,501 Class B Ordinary Shares.

CUSIP No. 16955F107	13D	Page 8 of 12 Pages

Item 1. Security and Issuer.

This statement is filed with respect to the Class A Ordinary Shares of the Company. In addition to the Class A Ordinary Shares, this statement discloses interests and transactions with respect to the Company’s Class B Ordinary Shares. Class A Ordinary Shares and Class B Ordinary Shares are collectively referred to herein as the “Ordinary Shares.”

The Company’s ADSs are listed on the Nasdaq Global Select Market under the symbol “CD,” and references to Ordinary Shares herein include ADSs, where applicable.

The principal executive offices of the Company are located at No. 47 Laiguangying East Road, Chaoyang District, Beijing, 100012, The People’s Republic of China.

Item 2. Identity and Background.

(a)	This statement is filed jointly by

(i) Zeta;

(ii) Einstein Cayman Limited (“Einstein”), which owns 50% of the equity securities of Zeta;

(iii) SK Inc. (“SK”), the sole shareholder of Einstein;

((i) to (iii), collectively, the “SK Reporting Persons”),

(iv) Datos, Inc (“Datos”), which owns 50% of the equity securities of Zeta;

(v) KTCU Global Partnership Private Equity Fund (“KTCU”), the sole shareholder of Datos;

(vi) IMM Investment Corp. (“IMM”), the general partner of KTCU;

((iv) to (vi), collectively, the “IMM Reporting Persons,” together with the SK Reporting Persons, the “Reporting Persons” and each, a “Reporting Person”).

The Reporting Persons have entered into an Agreement Regarding the Joint Filing of Schedule 13D, dated August 21, 2023, attached hereto as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

CUSIP No. 16955F107	13D	Page 9 of 12 Pages

(b)

The principal business address for (i) Zeta and Einstein is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, George Town, Cayman Islands, and (ii) SK is 26 Jong-ro, Jongno-gu, Seoul, South Korea 03188.

The principal business address for each of IMM Reporting Persons is 152 Teheran-ro, Gangnam-gu, Seoul, South Korea 06236.

(c)	Each of the SK Reporting Persons is principally engaged in the business of investment in securities.

Each of the IMM Reporting Persons is principally engaged in the business of investment in securities.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Zeta and Einstein are each organized under the laws of the Cayman Islands.

SK, Datos, KTCU and IMM are each organized under the laws of the Republic of Korea.

Item 3. Source and Amount of Funds or Other Consideration.

On August 18, 2020, Zeta acquired an aggregate of 55,290,887 Class A Ordinary Shares from the then existing shareholders of the Company. The source of funds used to purchase such Class A Ordinary Shares was capital increase from affiliate.

Item 4. Purpose of Transaction.

On August 11, 2023, Zeta entered into a support agreement (the “Support Agreement”) with BCPE Chivalry Bidcos Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”) and BCPE Chivalry Topco Limited (“Topco”) in connection with Parent’s proposed acquisition of the Company pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), made and entered into as of August 11, 2023, by and among the Company, Parent, BCPE Chivalry Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent.

Pursuant to the Support Agreement and subject to the terms and conditions set forth in the Support Agreement, Zeta has agreed to contribute to Topco its 55,290,887 Class A Ordinary Shares at the effective time of the Merger, followed by a contribution of such Class A Ordinary Shares by Topco to Parent, in consideration of a corresponding amount of newly issued shares of Topco which are to be issued at or immediately prior the closing in relation to the Merger.

The foregoing description of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement attached hereto as Exhibit B and incorporated herein by reference.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 16955F107	13D	Page 10 of 12 Pages

Item 5. Interest in Securities of the Issuer.

(a)-(b)

The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D and Item 2 above are hereby incorporated by reference in this Item 5.

As a result of entering into the Support Agreement, the Reporting Persons may be deemed to be a member of a “group” with certain other shareholders of the Company that entered into similar support agreements (collectively, the “Other Rollover Shareholders”) (the “Rollover Shareholder Group”) pursuant to Section 13(d) of the Act, who are separately reporting beneficial ownership on Schedules 13D. The Rollover Shareholder Group is deemed to collectively own 481,464,108 Class A Ordinary Shares in the aggregate, representing 154,802,607 Class A Ordinary Shares (including 35,005,686 Class A Ordinary Shares represented by 17,502,843 ADSs) and 326,661,501 Class A Ordinary Shares issuable upon conversion of 326,661,501 Class B Ordinary Shares held by the Rollover Shareholder Group. Such aggregate ownership represents 65.67% of the outstanding Class A Ordinary Shares and 95.26% of the total voting power of the Ordinary Shares (Class A Ordinary Shares and Class B Ordinary Shares, which vote together) as of August 11, 2023.

However, each Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned (or deemed to be beneficially owned) by any of the Other Rollover Shareholders and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares that are beneficially owned (or deemed to be beneficially owned) by any of the Other Rollover Shareholders.

The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in the Schedules 13D filed by the Other Rollover Shareholders. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any securities (other than the securities directly held by such Reporting Person) covered by this Schedule 13D.

(c)	Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d)

Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Agreement Regarding the Joint Filing of Schedule 13G, dated August 21, 2023, by and among the Reporting Persons

B	Support Agreement, dated August 11, 2023, by and among Zeta, Topco and Parent.

CUSIP No. 16955F107	13D	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2023

Zeta Cayman Limited

By:	/s/ Subeom Lee
	Name:	Subeom Lee
	Title:	Director

Einstein Cayman Limited

By:	/s/ Subeom Lee
	Name:	Subeom Lee
	Title:	Director

SK Inc.

By:	/s/ Subeom Lee
	Name:	Subeom Lee
	Title:	VP of Digital Investment Center

CUSIP No. 16955F107	13D	Page 12 of 12 Pages

Datos, Inc

By:	/s/ Seong Jung Kim
	Name:	Seong Jung Kim
	Title:	Group Leader

KTCU Global Partnership Private Equity Fund

By:	/s/ Dong Woo Chang
	Name:	Dong Woo Chang
	Title:	CEO

IMM Investment Corp.

By:	/s/ Dong Woo Chang
	Name:	Dong Woo Chang
	Title:	CEO